CROWDFUNDING SUBSCRIPTION AGREEMENT

This Crowdfunding Subscription Agreement (this "Agreement") is entered into by and between SYNAPZ (AWAKE) FILMS LLC,(the "Company"), and the undersigned investor ("Investor"), in connection with the Company's offering of securities pursuant to Regulation Crowdfunding under Section 4(a)(6) of the Securities Act of 1933, as amended ("Reg CF").

1. **Subscription.** Subject to the terms of this Agreement, Investor hereby subscribes to purchase the securities of the Company described in the Company's Form C filed with the U.S. Securities and Exchange Commission ("SEC") (the "Securities"), in the amount indicated through the funding portal checkout process (the "Subscription Amount"). The Subscription Amount shall be paid through the escrow and payment mechanisms provided by the funding portal.

2. **Acceptance or Rejection**. This subscription is conditioned upon the successful closing of the offering as described in the Company's Form C, including satisfaction of any minimum target offering amount. This subscription shall be effective only upon acceptance by the Company. The Company reserves the right to accept or reject this subscription, in whole or in part, in its sole discretion, and to refund any rejected amounts in accordance with Reg CF and portal procedures.

3. **Incorporation of Offering Documents.** This Agreement is subject to and incorporates by reference (i) the Company's Form C and all exhibits and amendments thereto; and (ii) Revenue Participation Agreement between the Company and the Investors (the "RPA"), which governs the economic rights and payment mechanics associated with the Securities. In the event of any conflict or inconsistency between this Agreement and the Revenue Participation Agreement, the Revenue Participation Agreement shall control with respect to all economic rights, payment priorities, distribution mechanics, and waterfall provisions, and this Agreement shall govern only the mechanics of subscription, acceptance, and issuance of the Securities.

4. **Representations and Warranties of Investor**. Investor represents and warrants that (i) Investor has received, reviewed, and understands the Form C and all related disclosures; (ii) Investor is purchasing the Securities for investment purposes only and not with a view to resale or distribution; (iii) Investor understands the Securities are illiquid, highly speculative, and subject to transfer restrictions; (iv) investor can bear the complete loss of the Subscription Amount; (v) Investor's investment does not exceed the applicable Reg CF investment limits; (vi) investor has had the opportunity to ask questions and obtain additional information; (vii) investor understands that no federal or state authority has approved or disapproved the Securities. The representations, warranties, and acknowledgments of Investor shall survive acceptance of this subscription and the issuance of the Securities.

5. **Risk Acknowledgment**. Investor acknowledges that (i) Investment in the Securities involves substantial risk; (ii) there is no guarantee of revenue, profit, or return of capital; (iii) the Company is an early-stage venture in the film and media industry; and (iv) distributions under the RPA depend entirely on project performance, revenue generation, and the application of revenues through the waterfall structure set forth in the RPA.

6. **Limitation of Liability.** To the maximum extent permitted by law, the Company's liability to Investor shall be limited to the amount of Investor's Subscription Amount, and in no event shall the Company be liable for consequential, incidental, or punitive damages.

7. **Transfer Restrictions.** The Securities are subject to the transfer restrictions of Regulation Crowdfunding and may not be transferred for one (1) year except as permitted by law, including transfers to the Company, accredited investors, family members, or in connection with death or divorce.

8. **Priority of Payments and Waterfall Acknowledgment.** Investor acknowledges and agrees that all distributions to Investors are governed exclusively by the waterfall set forth in the Revenue Participation Agreement ("RPA"). Investor further acknowledges that, before any amounts are distributed to Investors, the Company is entitled to full recoupment of: (i) all production costs; (ii) all approved marketing and distribution expenses; and (iii) a deferred producer fee in the amount of $110,000 USD payable to a related party. Only after such amounts have been fully recouped shall Investors be entitled to receive distributions in accordance with the RPA.

9. **Investor Return Structure Acknowledgment.** Investor acknowledges that the Securities do not provide a fixed return, guaranteed return, or capped return. Investor further acknowledges that: (a) following full recoupment of the amounts described above, Investors are entitled to receive 100% of Adjusted Revenues on a pro-rata basis until Investors have received an amount equal to three times (3.0x) their original invested capital; (b) thereafter, Investors shall continue to participate in distributions at a rate of twenty-five percent (25%) of Adjusted Revenues, pro-rata, in perpetuity, as more fully described in the RPA; and (c) all such rights are contractual only and do not constitute any ownership or equity interest in the Company or the Project.

10. **No Advice**. Investor acknowledges that neither the Company nor the funding portal has provided investment, tax, or legal advice. Investor has been advised to consult independent advisors. Nothing in this Agreement or the RPA shall be deemed to create any partnership, joint venture, fiduciary, or agency relationship between the Investor and the Company.

11. **Tax Matters**. Investor is solely responsible for any federal, state, or local taxes arising from the purchase, ownership, or disposition of the Securities or any payments made under the RPA.

12. **Governing Law.** The parties acknowledge that the investment is being made through a Regulation Crowdfunding intermediary, and that the terms, procedures, and investor protections implemented by the funding portal, as required by Regulation Crowdfunding and applicable law, shall govern to the extent of any conflict with this Agreement. This Agreement shall be governed by and construed in accordance with the laws of the State of California, without regard to conflict-of-law principles.

13. **Entire Agreement**. This Agreement, together with the Form C, the RPA, and the Company's organizational documents, constitutes the entire agreement between the parties regarding the subscription. This Agreement may be amended only with the written consent of the Company and a majority in interest of the outstanding Securities, except where amendment is required by law or Regulation Crowdfunding. If any provision of this Agreement is held invalid or unenforceable, the remaining provisions shall remain in full force and effect. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns.

14. **Electronic Execution**. This Agreement may be executed electronically and in counterparts, each of which shall be deemed an original.

INVESTOR INFORMATION

Investor Name: _____

Address: _____

Email: _____

Subscription Amount: $_____

Investor Signature: _____

Date: _____

COMPANY ACCEPTANCE

Accepted this _____ day of _____, 2026

SYNAPZ (AWAKE) FILMS LLC

By: _____

Name: _____

Title: _____